October 30, 2007

Mail Stop 4561

Susan E. Leaverton
Principal Accounting Officer
Shore Bancshares, Inc.
18 East Dover Street
Easton, Maryland 21601

       RE: Shore Bancshares, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed March 16, 2007
              File No. 000-22345

Dear Ms. Leaverton:

       We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    Rebekah Blakeley Moore
                    Senior Accountant